Exhibit 1

FOR IMMEDIATE RELEASE — CALGARY, ALBERTA, DECEMBER 2, 2004

BAYTEX ENERGY TRUST ANNOUNCES STRATEGIC ACQUISITION AND

 BOUGHT DEAL FINANCING

Baytex Energy Trust (TSX-BTE.UN) is pleased to announce that it has entered into an agreement to acquire certain strategic oil and natural gas interests in the West Stoddart area of northeast British Columbia for a total cash consideration of $90 million. The transaction has an effective date of November 1, 2004 and is expected to close prior to year end 2004.

Acquisition Highlights

•                  Approximately 3,300 BOE/D of primarily high netback liquids-rich natural gas production comprised of 10.0 mmcf/d of natural gas, 1,300 bbl/d of NGLs and 330 bbl/d of light oil.

•                  Operating income from these properties in 2004 is projected to be approximately $27 million.

•                  Establishes a new 100% operated natural gas core area with average working interests of 91%.

•                  Production from three properties near Fort St. John, B.C. (West Stoddart, North Cache and Cache Creek) generally with year-round access for efficient operations and capital activities.

•                  Total remaining recoverable reserves as estimated by Baytex are approximately 7.5 million BOE on a proved basis and 9.0 million BOE on a proved plus probable basis, with approximately 85% of the proved reserves classified in the proved developed category.

•                  Large identified project inventory including drilling, recompletion, stimulation and wellbore hydraulics opportunities.

•                  Undeveloped land of approximately 17,000 net acres contiguous to the principal producing properties.

•                  Acquisition metrics:

Cost per producing BOE/D	$27,300
Multiple of 2004 operating income	3.3
Cost per proved BOE	$12.00
Cost per proved plus probable BOE	$10.00

Bought Deal Financing

Baytex is also pleased to announce that it has entered into a bought deal financing agreement with a syndicate of investment dealers pursuant to which the syndicate has agreed to purchase 3,300,000 units of the Trust at $12.80 per unit, for gross proceeds of $42,240,000. The syndicate is led by TD Securities Inc. and includes RBC Capital Markets, Raymond James Ltd., Canaccord Capital Corporation, National Bank Financial Inc. and Peters & Co. Limited.

Baytex has granted the syndicate an option, exercisable until closing, to purchase an additional 300,000 units at the same offering price which, if exercised, would increase the offering to $46,080,000. This offering is subject to normal regulatory approval and is expected to close on or about December 20, 2004.

The net proceeds of the offering will be used to partially fund the aforementioned acquisition.  The balance of the purchase price will be funded through existing credit facilities.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons.

Effects of the Transaction

Pro forma this acquisition, Baytex’s production will be approximately 37,500 BOE/D, comprised of  59% heavy oil, 30% natural gas and 11% light oil and NGLs. The Trust is excited to be able to establish a new core area for natural gas development in northeast British Columbia, where reserves targets are generally larger and reserve life indices are normally longer than the Trust’s other operating areas. Baytex has in-house expertise and experience in this area which will allow Baytex to immediately pursue the identified opportunities for value enhancement. Furthermore, with the recently expanded asset base and portfolio, Baytex will have the opportunity to consolidate and rationalize its properties in the new year to improve its operation efficiency and augment its financial flexibility.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to unitholders. This acquisition provides Baytex with immediate inventory for internal development and also establishes a new core area for the Trust to expand its natural gas operations. The trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are forward looking statements.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that the actual results achieved during the forecast period will be the same in whole or in part as those forecast.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President and C.E.O.	Telephone: (403) 267-0715
or
Dan Belot, Vice President Finance and C.F.O.	Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca